

Mail Stop 3720

August 27, 2015

Sushil Kumar Chaturvedi
Chief Executive Officer
Ascend Telecom Holdings Limited
Clifton House
75 Fort Street
Grand Cayman KY1-1108, Cayman Islands

> **Re:**   **Ascend Telecom Holdings Limited**
> **Amendment No. 1 to Registration Statement on Form F-4**
> **Filed August 20, 2015**
> **File No. 333-205872**

Dear Mr. Chaturvedi:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 14, 2015 letter.

Prospectus Cover Page / Letter to Shareholders

1. We note your response to prior comment 3 and the revisions to your disclosure. Please further endeavor to disclose how the transaction will work in clear, everyday language. For example, disclose that the business combination will result in Ascend Holdings, a new entity incorporated in the Cayman Islands, acquiring ROI and Ascend India, with ROI shareholders holding between 36.0% to 41.9% of Ascend Holdings' ordinary shares, the Sponsor holding between 12.1% and 11.0% of Ascend Holdings' ordinary shares, and the prior majority holder of Ascend India holding between 51.9% and 47.1% of Ascend Holdings' ordinary shares. In addition, please increase the font size to a more readable size.

2. Please clarify throughout the document that the information you provide assumes that a maximum of only 2,258,000 out of 12,500,000 public shares (or 18%) will be redeemed since this is a condition to Ascend India's obligation to consummate the merger. Clarify that this is a contractual condition to the merger and not a limitation imposed by your articles of incorporation. You should provide this clarification whenever you discuss the number of Ascend Holdings shares that will be issued in the business combination, the percentage holdings of the constituent parties after the business combination (i.e., ROI shareholders, Sponsor and NSR), and the amount of the trust fund available for the specific uses of proceeds in connection with the business combination, among others.

3. We note that the warrant amendment proposal now provides public warrantholders with the opportunity for the warrants to survive, become exercisable for the ordinary shares of Ascend Holdings and be assumed by Ascend Holdings. Please provide us with a brief legal analysis as to whether these "survivable" warrants are in fact new warrants being offered by Ascend Holdings and whether this proposed transaction also should be registered.

4. Please clarify throughout the document how and when public warrantholders must make their elections under the proposed warrant amendment. Your disclosure on page 95 states that public warrantholders who wish to elect receiving cash and ordinary shares must vote in favor of the warrant proposal and make the election by marking the appropriate space on the proxy card. However, the form of proxy card filed as Exhibit 99.2 does not provide warrantholders with any means to make an election. Please advise and revise as appropriate.

5. We note that if both the warrant amendment and business combination are approved, those warrant holders that voted against the warrant amendment or who make no election will receive only the second option -- $0.50 in cash and 0.05 ordinary shares of Ascend Holdings and cash in lieu of fractional shares. Therefore, when discussing the warrant amendment, please clarify that only those warrantholders who vote for the warrant amendment and correctly follow the procedures for making an election will be able to choose between the two options.

Questions and Answers About the Proposals for Stockholders and Public Warrantholders, page 5

6. We note that you provide a Q&A regarding the U.S. federal income tax consequences to ROI shareholders of exercising their redemptions rights. Please also provide Q&As regarding the U.S. federal tax consequences to holders of ROI public shares of the business combination and to ROI public warrantholders of the warrant amendment.

Q: Why am I receiving this proxy statement/prospectus?, page 5

7. You disclose your estimation that between INR 5,155,322,223 and INR 5,585,461,616 will be available as a result of the business combination after payments to the warrantholders, ROI public stockholders who redeem their shares and the transaction expenses. You state that you will use this available cash to pay INR 2,700,000,000 for the remaining equity interest in Ascend India. Also, disclose that you intend to repay INR 1,800,000,000 owed by Ascend India to IL&FS Financial Services Limited. Furthermore, so that shareholders can understand these amounts in relation to the amount currently held in the trust account, please also include what these amounts would be in U.S. dollars and the remaining amount that would be left in the trust.

Organizational Structure, page 20

8. We note your response to prior comment 12. To make the information more meaningful, please further revise the final structure so that each party retains the color attributed to it in the initial structure. Also, include the Sponsor and its percentage ownership of ROI in the initial structure. Lastly, please indicate in the final structure that ROI was merged into Merger Sub.

Background of the Business Combination, page 82

9. We note your revised disclosure in response to comment 20 of our prior letter. Please further expand your discussion of the parties' negotiations to provide the reader with a more in-depth understanding of the considerations that went into the structure and the business combination overall.

10. In addition, please update your disclosure to discuss the background and reasons for the August 19, 2015 amendment to the merger agreement and changes to the warrant proposal.

Unaudited Pro Forma Condensed Combined Financial Information, page 97

11. We note your response to comment 6. Please provide a separate column giving effect to the potential redemption by ROI shareholders up to an amount that would leave ROI's net tangible assets at $5,000,001 or tell us why such column is not required pursuant to Rule 11-02(b)(8) of Regulation S-X.

12. We note your response to our comment 23. As previously requested, please tell why you did not recognize the difference between the fair value of your shares and ROI's identifiable net assets as NASDAQ listing expense. Refer to paragraphs 8 and 13A of IFRS 2 and the IFRS Interpretations Committee agenda decision on "IFRS 3 Business Combination and IFRS 2 Share-based Payment-Accounting for reverse acquisitions that

do not constitute a business" at http://media.ifrs.org/2013/IFRIC/March/IFRIC-Update-March-2013.pdf.

13. We note your response to comment 24. Please tell us in more detail why you believe the share price of ROI represents the fair value of your shares. In your response tell us how you considered the cash consideration payable to IL&FS for its 32% interest in Ascend India in determining the fair value of your shares.

14. We note your response to comment 25. However, it appears that the ownership interest of NSR (and its affiliates) and ROI Public Stockholders on page 19 are still different from the pro forma information listed on page 99. Please revise or tell us and disclose the reason for the difference.

15. We note your response to comment 30. If the shares to be granted after the closing of the Business Combination are directly related to the Business Combination, please provide disclosures similar to the disclosures on page 23 and the reasons why the transactions are not reflected in the pro forma financial statements.

 Unaudited Pro Forma Condensed Combined Balance Sheet, page 100

16. Refer to adjustment B in "Additional paid-in capital." Provide an explanation for the debt and credit adjustments of 9,373,022,251.

17. Refer to adjustment E. Please tell us and disclose why you are reclassifying other components of equity to additional paid-in capital.

18. Refer to adjustment G in "Additional paid-in capital." Please tell us why the amount of the adjustment G is not presented. We note that adjustment G is reflected as a credit in "Cash and short term deposits" and as a debit in "Interest bearing loans and borrowings."

19. We note your response to comment 28 and adjustment K. It appears that the par value of each share after the Business Combination is equal to the $10 fair value of each share issued instead of a par value per share of $1.00. Please revise to only reflect the total par value as share capital and the total amount in excess of the total par value should be reflected as an adjustment to increase additional paid-in capital. In addition, disclose the $1.00 par value of each share.

20. Refer to adjustment L. Please confirm that the amount of this adjustment represents only the total par value of the shares redeemed. If not, revise to only reflect the total par value of the shares redeemed and the total amount in excess of the total par value should be reflected as an adjustment to additional paid-in capital. We note that the par value of your share is $1.00.

Unaudited Pro Forma Condensed Combined Statement of Operations, page 101

21. Refer to adjustment K. Please revise the reference to adjustment M.

22. Refer to adjustment L. Please revise the reference to adjustment N and provide explanations for the adjustments to "Formation and operating costs" and "Weighted average shares outstanding." The current disclosure does not explain the reasons for the adjustments to "Formation and operating costs" and "Weighted average shares outstanding." In addition, present separately the amount of the adjustment related to "Formation and operating costs" included in the total adjustment of 7,348,431.

23. Refer to adjustment M. Please revise the reference to adjustment O and present separately the amount of this adjustment included in the total adjustment of 7,348,431.

24. We note your response to comment 31. You indicated that earnout shares are not recorded on the pro forma balance sheet due to the uncertainty. However, we also note footnote 3 on page 99 that your pro forma financial information includes the earnout shares issuable to NSR and to the Sponsor. In this regard, please clarify your statement. In your response, please also provide us the IFRS guidance that you refer to.

25. Refer to adjustment N. Please revise to adjustment P.

Comparative Share Information, page 103

26. We note your response to comment 33. It appears that you have already presented the number of shares outstanding in millions. As such, please delete the "(in millions)" next to shares outstanding.

Material U.S. Federal Income Tax Considerations, page 104

27. We have considered your response to prior comment 37 and believe you should file a tax opinion regarding the U.S. federal income tax consequences you have set forth in the document. In this regard, you have not represented that the business combination will be a taxable transaction. Rather, you have represented that the business combination may or may not qualify as a tax-free reorganization and that ROI plans to report the business combination for U.S. federal income tax purposes as a tax-free reorganization. Therefore, please provide an opinion that supports the tax matters and consequences to ROI shareholders and warrantholders of the business combination. Note that counsel can address in its opinion any uncertainty or inability to opine on particular tax consequences. For further guidance on the form and substance of tax opinions and disclosure of the tax consequences by the registrant, refer to Staff Legal Bulletin No. 19.

Ascend India's Industry Overview

The Wireless Telecommunication and Tower Industry in India

Indian tower industry, page 135

28. We note your disclosure regarding the largest tower companies in India. To provide context, please expand your disclosure to discuss the total number of towers and total number of operators in India.

Predeccessor Ascend Management's Discussion and Analysis of Financial Condition and Result of Operations, page 149

Critical Accounting Policies – Property, plant and equipment, page 154

29. We note your response to comment 42. You indicated that you evaluated your estimates of residual value and useful life once every three years. In this regard, please tell us your consideration of IAS 16.51, which states that such estimates shall be reviewed at least once a year.

Ascend Telecom Holdings Limited Predecessor Financial Statements March 31, 2015

Notes to Combined Financial Statements

3.2 Revenue Recognition, page F-10

30. We note your response to comment 51. You indicated that a small portion of lease payments were for other services provided. In this regard, please tell us the following:

- The amount of service revenue as a percentage of total monthly lease payments;

- How you quantify and account for the service revenue;

- The type of services provide to your customers;

- Whether you charge the same amount of service fee to all the customers; and

- The accounting standards that you follow in your revenue recognition for the lease rentals and services.

31. We note your response to comment 52. You indicated that you determined the arrangement is a lease based on the guidance in IFRIC 4 as the site-level agreement satisfies the conditions specified in paragraphs 6(a) and (b) of IFRIC 4. In this regard, please provide us the following information:

- The nature and purpose of site-level agreement;

- A detailed analysis of the terms in the agreement and how these terms meet the requirement of IFRIC 4.6-9. For example, your analysis should provide factors you considered in concluding that the arrangements explicitly or implicitly convey the right to use the specific assets.

3.14 Cash and Cash Equivalents, page F-18

32. Please revise your policy to include your considerations of IAS 7.7 as described in your response.

17. Impairment Testing of Goodwill, page F-30

33. We note your response to comment 55. IAS 36.68 states that *"an asset's cash generating unit (CGU) is the smallest group of assets that includes the asset and generate cash inflows that are largely independent of the cash inflows from other assets or group of assets."* We note the Company owned and operated over 4,000 towers in 28 states across India. Please tell us in detail the following.

- How management monitors the Company's operations such as by individual tower, group of towers, individual locations or regional areas.

- The reason that there is no CGU at a level lower than your one operating segment and how their cash inflows are largely dependent on the cash inflows from other assets or group of assets.

- The reason that you did not consider the tower or group of towers as a separate CGU.

34. We further note that you organized towers by region and by circle. Please tell us the factors you considered pursuant to paragraph 5 of IFRS 8 in concluding that each region and circle is not an operating segment.

24. Interest Bearing Loans and Borrowings, page F-37

35. We note your response to comment 56 and your 24.8 disclosure. Please expand to disclose whether you are in compliance with all of the debt covenants related to your loans and borrowings other than the CDR scheme as of March 31, 2015.

34. Segment Information, page 47

36. We note your response to comment 58. You indicated that the CEO and CFO are the CODM. Please provide us the following information:

- Describe the operating results regularly reviewed by the CODM to make decisions about resources to be allocated to the segment and assess its performance. We note that resources are generally allocated based on the customer orders received by AITPL in a particular region.

- We note that the discrete financial information of the segment is provided to the CODM. Please tell us the following:
    i. The type of the discrete financial information prepared, and the specific information provided to and excluded from the reports provided to the CODM;
    ii. How the discrete financial information are prepared. For example, whether the information is prepared at regional level or circle level;
    iii. How frequently the discrete financial information is provided; and
    iv. How discrete financial information is used in allocating the resources.

- Tell us the title and describe the role and responsibility of each of the individuals who report to the CODM.

- How often the CODM meets with each of the individuals who report to him. In your response, please tell us the following.
    i. The financial information the CODM reviews to prepare for those meetings;
    ii. Specify the type of financial information discussed in those meetings, and how the information is used in the CODM's decision making process; and
    iii. The people who attend those meetings.

- Explain how budgets are prepared, who approves the budget at each step of the process, the level of detail discussed at each step, and the level at which the CODM makes changes to the budget.

- Describe the level of detail communicated to the CODM when actual results differ from budgets and who is involved in meetings with the CODM to discuss budget-to-actual variances.

- Describe the basis for determining the compensation for each of the individuals that report to the CODM.

Exhibit 5.1 – Opinion of Appleby (Cayman) Ltd. regarding the validity of the ordinary shares being registered

37. Please have counsel revise its opinion to disclose the number of shares that it is opining upon and to address the shares being offered for resale.

You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Dean Suehiro, Staff Accountant at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Emily C. Drazan, Staff Attorney at (202) 551-3208, Kathleen Krebs, Special Counsel at (202) 551-3350 or me at (202) 551-3810 with any other questions.


Sincerely,

/s/ Kathleen Krebs

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications


cc: John Owen, Esq.
       Jones Day